Terafox Corp.
                                  Str. Lege, 6
                              Sofia, Bulgaria, 1000
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December 31, 2014

VIA EDGAR

United States Securities and Exchange Commission
100 F Street, N.E. Mailstop 3561
Washington D.C., 20549-7010

Attention: Justin Dobbie

Re: Terafox Corp.
    Registration Statement on Form S-1
    Filed December 2, 2014
    File No. 333-200675

Dear Justin Dobbie:

I write on behalf of Terafox Corp., (the "Company") in response to Staff's letter of December 19, 2014, by Justin Dobbie, Legal Branch Chief, of the United States Securities and Exchange Commission (the "Commission") regarding the above-referenced Registration Statement on Form S-1, filed December 2, 2014 (the Comment Letter").

Paragraph numbering used for each response corresponds to the numbering used in the Comment letter.

GENERAL

1. PLEASE PROVIDE US WITH COPIES OF ALL WRITTEN COMMUNICATIONS, AS DEFINED IN RULE 405 UNDER THE SECURITIES ACT, THAT YOU, OR ANYONE AUTHORIZED TO DO SO ON YOUR BEHALF, PRESENT TO POTENTIAL INVESTORS IN RELIANCE ON SECTION 5(D) OF THE SECURITIES ACT, WHETHER OR NOT THEY RETAIN COPIES OF THE COMMUNICATIONS.

In response to this comment, there are no written communications responsive to this request.

PROSPECTUS COVER PAGE

2. PLEASE REVISE TO CLARIFY THAT YOU HAVE NOT MADE ANY ARRANGEMENTS TO PLACE PROCEEDS IN AN ESCROW, TRUST OR SIMILAR ACCOUNT AND DESCRIBE THE EFFECT ON INVESTORS. REFER TO ITEM 501(B)(8)(III) OF REGULATION S-K.

In response to this comment, the Company revised the Prospectus Cover Page and also included a risk factor to clarify that there will be no trust, escrow or similar account for depositing proceeds in the offering, and to describe the effect on investors.

PROSPECTUS SUMMARY, PAGE 3
TERAFOX CORP., PAGE 3

3. PLEASE REVISE THE FIRST PARAGRAPH TO CLARIFY THAT YOUR INITIAL BUSINESS OPERATIONS WILL BE CONDUCTED IN SOFIA, BULGARIA.

In response to this comment, the Company revised the paragraph to clarify that its initial business operations will be conducted in Sofia, Bulgaria.

4. WE NOTE YOUR DISCLOSURE IN THE SECOND PARAGRAPH THAT YOUR AUDITOR HAS EXPRESSED SUBSTANTIAL DOUBT REGARDING YOUR ABILITY TO CONTINUE AS A GOING CONCERN. PLEASE DISCLOSE YOUR MONTHLY "BURN RATE," PRE- AND POST-OFFERING, AND THE MONTH YOU WILL RUN OUT OF FUNDS WITHOUT ADDITIONAL CAPITAL.

In response to this comment, the Company revised its disclosure to include its burn rate, pre and post offering and estimated when the Company will run out of funds without additional capital.

RISK FACTORS, PAGE 6

5. WE NOTE THAT YOUR CURRENT LIABILITIES INCLUDE A DIRECTOR LOAN OF $14,325. IF MATERIAL, PLEASE REVISE TO INCLUDE A RISK FACTOR DISCUSSING THIS DIRECTOR LOAN AND ANY ASSOCIATED RISKS. IN THIS REGARD, WE NOTE FROM NOTE 5 OF YOUR AUDITED FINANCIAL STATEMENTS THAT THE LOAN IS "UNSECURED, NON-INTEREST BEARING AND DUE ON DEMAND."

In response to this comment, the Company revised its disclosure to include a risk factor discussing the advance and the associated risks in calling the advance due.

USE OF PROCEEDS, PAGE 16

6. PLEASE REVISE THE AMOUNTS IN THE TABLE TO REFLECT THE RECEIPT AND USE OF "NET" RATHER THAN "GROSS" PROCEEDS. REFER TO ITEM 504 OF REGULATION S-K.

In response to this comment, the Company revised the table to reflect the receipt of net proceeds as required.

DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS, PAGE 35

7. YOU STATE ON PAGE 8 THAT MR. GAGAUZ HAS OTHER INTERESTS AND ON PAGE 29 THAT HE HAS BEEN A SENIOR MANAGER AT A COMPANY THAT SPECIALIZES IN IMAGE PRINTING. IN THIS SECTION, HOWEVER, YOU STATE THAT OTHER THAN TERAFOX, MR. GAGAUZ DOES NOT CURRENTLY HAVE ANY OTHER BUSINESS INTERESTS. PLEASE REVISE HERE OR ELSEWHERE TO CLARIFY.

In response to this comment, the Company revised its disclosures to clarify that he has no other business pursuits other than the Company, but he devotes time and attention to his family as "other interests."

In addition, enclosed herewith please find an acknowledgement letter from the Company.

Sincerely,


/s/ Aleksey Gagauz
-------------------------------
Aleksey Gagauz
President

Enclosure (Acknowledgment by the Company)


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
                                  TERAFOX CORP.
                                   STR. LEGE 6
                              SOFIA, BULGARIA, 1000
--------------------------------------------------------------------------------

Via EDGAR

December 31, 2014

THE UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Division of Corporate
Finance 100 F. Street, N.E.
Washington, D.C. 20549

Attn: Justin Dobbie - Legal Branch Chief

Re: Terafox Corp.
    Registration Statement on Form S-1
    Filed December 2, 2014
    File No. 333-200675

Dear Justin Dobbie:

In connection with the Company's response to the United States Securities and Exchange Commission's (the "Commission") comments in a letter dated December 19, 2014 by Justin Dobbie, Legal Branch Chief of the Commission's Division of Corporate Finance, this correspondence shall serve as acknowledgment by the Company of the following:

     * should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

     * the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

     * the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Terafox Corp.


/s/ Aleksey Gagauz
---------------------------------
By: Aleksey Gagauz
    President